Exhibit 4.3

THE TWENTY-SEVENTH AMENDMENT TO THE PEOPLE’S BANK 401(k)

EMPLOYEE SAVINGS PLAN

WHEREAS, People’s Bank, (the “Bank”) previously established the People’s Bank 401(k) Employees Savings Plan for the benefit of certain of its employees who meet certain qualifications, which has been amended from time to time since then (the “Plan”); and

WHEREAS, the Plan has always constituted and has always been intended to constitute a tax-qualified Plan meeting the requirements of Section 401(a) of the Internal Revenue Code, as amended from time to time (the “Code”) and all other requirements applicable to the Plan under ERISA; and

WHEREAS, the Bank has reserved the right to make amendments from time to time to the Plan pursuant to Sections 10.1 and 10.2 thereof; and

WHEREAS, the Bank is engaged in the Bank Conversion Process as defined below; and

WHEREAS, the Bank has determined to amend the Plan to provide that shares of Company Stock (as defined below) into which Bank Stock will be converted may continue to be held under the Plan, to allow for the purchase in the future of shares of Company Stock; and to allow Active Participants to acquire Company Stock issued as part of the Bank Conversion Process; and

WHEREAS, the undersigned officer has been duly authorized to execute such amendments.

NOW, THEREFORE, the Bank hereby amends the Plan as follows, effective February 1, 2007:

1. Article I shall be amended by adding the following new Sections:

“1.10A. “Bank Conversion Process” shall mean the overall plan which includes a series of steps by which the Bank will become a wholly owned subsidiary of the Company, shares of Bank Stock becoming shares of Company Stock, the offering and issuance of Company Stock to Bank depositors, and the offering and issuance of Company Stock to the public.”

“1.18A. “Company” shall mean People’s United Financial, Inc., a Delaware corporation and any successors thereto.”

“1.18B. “Company Stock” shall mean the class of stock issued by Company which Bank Stock will become as part of the Bank Conversion Process and any other series and classes of Company’s capital stock as the Bank may designate, provided such stock is (i) offered by Company for purchase by persons having deposit accounts with the Bank or members of the general public; or (ii) available for purchase and sale by members of the general public.”

2. Article VII is hereby amended as follows:

A.	The first two sentences of Subsection (b) of Section 7.1 are hereby amended to read in their entirety as follows:

“(b) The term “Investment Fund” shall mean any of the funds specified below, Bank Stock and Company Stock as provided for below, and any other investment vehicle as the Bank may designate hereunder and in accordance with the terms of the Trust Agreement. The Bank may at any time direct the Trustee to eliminate any one or more Investment Funds as an investment option hereunder in accordance with the terms of the Trust Agreement.

B.	Paragraph (ii) of Subsection (b) of Section 7.1 is hereby amended in its entirety to read as follows:

“(ii) Bank Stock and Company Stock- a portion of the Trust Fund invested in Bank Stock pursuant to the terms of this Plan and the Trust Agreement, until such time as shares of Bank Stock become shares of Company Stock in accordance with the Bank Conversion Process; thereafter the shares of Bank Stock will become Company Stock; and during the Bank Conversion Process and thereafter investments may be made in Company Stock. (Investments in shares of Bank Stock have also been referred to as the “Bank Stock Fund”.)

C.	There is hereby added to Section 7.1 a new Subsection, Subsection (d) which shall read as follows:

“(d) (i)            (A) During the Bank Conversion Process Subscription Eligible Participants may direct the Trustee to subscribe to purchase Company Stock to the extent they or the Trustee are allowed to do so under the terms of the offering of Company Stock to Participants as such, but in no event shall such direction by any such Participant relate to a number of shares the purchase price of which would exceed the total of such Participant’s Subscription Eligible Account Balances. On or about the Subscription Eligibility Date with respect to a Participant’s Account, the Trustee shall transfer an amount equal to the total subscription price to the Putnam Money Market Fund from the Subscription Eligible Investments of such Participant’s Accounts on a pro rata basis. The Trustee shall execute and deliver a subscription agreement to subscribe to all shares of Company Stock for which it has Participant elections effective in accordance with this subsection. At the time such payment becomes due in accordance with such subscription agreement, the Trustee shall pay for such subscription from such funds of such Participant’s Account held in the Putnam Money Market Fund. No such direction may be given by any Subscription Eligible Participant who would be subject to any restrictions on his ability to sell such shares immediately after their acquisition (other than such restrictions applicable to all Participants).

                (B) For purposes of this Subsection (d) the following terms shall have the following meanings:

                    1. “Subscription Eligible Participant” shall mean any Participant who on February 9, 2007 is an Employee and who then has total Subscription Eligible Account Balances of at least Five Hundred Dollars ($500.00);

                    2. “Subscription Eligible Account Balances” shall mean the total balance of all of a Participant’s Accounts as of the Subscription Eligible Date applicable to an Participant’s Account exclusive of any outstanding Participant loan value and any Bank Stock.

                    3. “Subscription Eligible Investments” shall mean the Investment Funds comprising a Participant’s Subscription Eligible Account Balances.

                    4. “Subscription Date” shall mean the date the Trustee submits the subscription described in this Subsection (d).

                    5. “Subscription Eligible Date” with respect to a Participant’s Account shall mean a date on or no more than ten (10) days prior to the Subscription Date and no later than the Subscription Date on which it is determined in accordance with procedures agreed to by the Plan Administrator and the Trustee to determine the sufficiency of such Participant’s Subscription Eligible Account Balance to purchase all of the shares of Company Stock such Participant has directed the Trustee to purchase in accordance with this Subsection (d). It is anticipated that such determination will be made on various dates over a period not in excess of ten (10) days and that it will not be practicable to examine all Participants’ Accounts on the same date, provided, however, that the use of different dates shall not discriminate in favor of Participants in whose favor discrimination is prohibited under the Code by tax-qualified plans.

                (C) Any earnings or other amounts credited to any Account held in the Putnam Money Market Fund in accordance with this Subsection (d) remaining after purchase of Company Stock pursuant to this Subsection (d) shall remain credited to such Account and shall be transferred to the Putnam Stable Value Fund. In the event the offering of Company Stock described in this Subsection (d) is terminated or abandoned without issuance of Company Stock to the Plan, the Trustee shall within a reasonable time transfer the funds invested in the Putnam Money Market Fund pursuant to this Subsection (d) to the Subscription Eligible Investments of each Account to which they are credited in the same proportions as funds from such Accounts were transferred to the Putnam Money Market Fund pursuant to the provisions of this Subsection (d).

        (ii) The Trustee and the Company may agree to procedures (which may include the assistance of others affiliated or not affiliated with the Trustee) to implement the provisions of this Subsection (d) to comply with the requirements of the overall offering of Company Stock and assure that adequate funds are available from each Account to pay for the subscription directed by a Participant, and to refuse to enter any such subscription directions which do not comply with procedures and deadlines provided by the Bank or the Company.

        (iii) Any shares of Company Stock which are held under the Plan as a result of the conversion of shares of Bank Stock into shares of Company Stock pursuant to the Bank Conversion Process shall continue to be held until the Account Director of the Account to which they are credited gives directions for their disposition in accordance with the provisions of the Plan.

D.	Section 7.4 is amended in its entirety to read as follows:

“7.4 Bank and Company Stock

Investments in Bank Stock and Company Stock will be maintained and administered by the Trustee in accordance with the terms of the Trust Agreement. The Bank may discharge any duties it may have under the Trust Agreement with respect to shares of Bank Stock or Company Stock held in the Trust, directly or through a service provider, which may be the same organization as is acting as Trustee. The Trustee shall vote Bank Stock and Company Stock and exercise any other rights with respect thereto only in accordance with the written instructions, given in a form approved by the Trustee, of each appropriate Account Director. In the event such written instructions direct the voting of fractional shares, the Trustee shall cumulate such fractional share votes and vote all resulting whole share votes. Any remaining partial share votes shall be disregarded. Any Shares of Bank Stock or Company Stock for which the Trustee has not received such written instructions shall not be voted. The Bank and the Company shall seek to refrain from any actions which may derogate from the complete freedom of decision of any Account Director with respect to purchase, sale, voting, acceptance of a tender offer with respect to, the exercise of voting rights for directors or otherwise, or any similar rights of stockholder with respect to such shares of Bank Stock or Company Stock allocated to any Account.”

3.     The amendments made hereby shall become effective as set forth herein, subject to the provisions of this paragraph. The Plan as amended may be submitted to the Internal Revenue Service (the “IRS”) with a request for a written ruling to the effect that the provisions as set forth herein will result in the Plan continuing to be a qualified Plan as set forth in the provisions of Section 401 of the Internal Revenue Code of 1986, as it may from time to time be amended. To the extent that any provisions contained in such amendments would contain any provision which would adversely affect such qualified status in the opinion of the IRS, such provisions, subject to the last sentence of this paragraph, shall become null and void. Further, the Plan shall be subject as of the applicable effective date set forth herein to all provisions of any further amendments so made in response to any suggestions, comments or requests by any personnel of the IRS in connection with the request described in this paragraph. Notwithstanding the foregoing, in the event that any action for declaratory judgment is instituted in the Tax Court in connection with any refusal or failure to issue such written determination by the IRS or any adverse action with respect to such request, the putting into effect of any such amendment shall be further postponed, but all amendments shall be made in accordance with the decision of the Tax Court or such decision as it may be altered or changed upon further proceedings before the Tax Court or any appeal therefrom, all as of the applicable effective date indicated herein.

IN WITNESS WHEREOF, People’s Bank, acting by its duly authorized officer, hereby executes this amendment to be effective as herein provided.

PEOPLE’S BANK

By:	/s/ John A. Klein
Its:	President and CEO

February 22, 2007
DATE